SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 9)*

Under the Securities Exchange Act of 1934

AVIS BUDGET GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

053774105
(CUSIP Number)

David Zales

SRS Investment Management, LLC

One Bryant Park

39th Floor

New York, New York 10036

(212) 520-7900

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053774105	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON SRS INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,189,300 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,189,300 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,189,300 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4% (see Item 5)
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 053774105	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON KARTHIK R. SARMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,189,300 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,189,300 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,189,300 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 053774105	SCHEDULE 13D/A	Page 4 of 7 Pages

 This Amendment No. 9 ("Amendment No. 9") amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 25, 2016 (the "Original Schedule 13D"), Amendment No. 1 to the Schedule 13D, filed with the SEC on March 4, 2016 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D, filed with the SEC on June 3, 2016 ("Amendment No. 2"), Amendment No. 3 to the Schedule 13D, filed with the SEC on January 19, 2017 ("Amendment No. 3"), Amendment No. 4 to the Schedule 13D, filed with the SEC on May 4, 2017 ("Amendment No. 4"), Amendment No. 5 to the Schedule 13D, filed with the SEC on December 11, 2017 ("Amendment No. 5"), Amendment No. 6 to the Schedule 13D, filed with the SEC on January 16, 2018 ("Amendment No. 6"), Amendment No. 7 to the Schedule 13D, filed with the SEC on February 15, 2018 ("Amendment No. 7"), and Amendment No. 8 to the Schedule 13D, filed with the SEC on April 17, 2018 ("Amendment No. 8;" together with this Amendment No. 9, the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, and Amendment No. 7, the "Schedule 13D"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Avis Budget Group, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 9 have the meanings set forth in the Schedule 13D. This Amendment No. 9 amends Items 2, 3, 5 and 6 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

(a) This Schedule 13D is filed by (i) SRS Investment Management, LLC, a Delaware limited liability company (the “Investment Manager”), and (ii) Karthik R. Sarma, an Indian citizen (“Mr. Sarma,” and, together with the Investment Manager, the “Reporting Persons”). This Schedule 13D relates to the shares of Common Stock held by certain funds managed by the Investment Manager (the “Funds”). SRS Investment Management, LP (“SRS IM”), a Delaware limited partnership, is the managing member of the Investment Manager. SRS Investment Management GP, LLC, a Delaware limited liability company (“SRS IM GP”), is the general partner of SRS IM. Mr. Sarma is the managing member and principal of SRS IM GP. In such capacities, Mr. Sarma and the Investment Manager may be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Funds.

(b) The business address of each of the Reporting Persons is 1 Bryant Park, 39th Floor, New York, NY 10036.

(c) The principal business of the Investment Manager is investing in securities and related instruments. The principal business of Mr. Sarma is serving as the sole Managing Member of, and portfolio manager for, the Investment Manager.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The place of organization of the Investment Manager is Delaware, United States of America. Mr. Sarma is a citizen of India.

CUSIP No. 053774105	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

The Reporting Persons used approximately $289,967,969 (including brokerage commissions) of the working capital of the applicable Funds in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D. Such shares of Common Stock are or may be held from time to time by the applicable Funds in margin accounts established with their respective brokers or banks and a portion of the purchase price for the Common Stock may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including the Common Stock, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a)-(c) of Item 5 of the Schedule 13D are hereby amended and restated in their entireties, as follows:

(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 16,189,300 shares of Common Stock, constituting approximately 21.4% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 75,769,075 shares of Common Stock outstanding as of January 31, 2019, as reported in the Issuer's Form 10-K filed with the SEC on February 21, 2019. Pursuant to certain cash-settled equity swaps, the Reporting Persons have economic exposure to an additional 8,810,700 notional shares of Common Stock, constituting approximately 11.6% of the outstanding shares of Common Stock, as more fully described in Item 6 of this Schedule 13D.

(b) Each of the Reporting Persons has the shared power to vote or to direct the vote or dispose or direct the disposition of 16,189,300 shares of Common Stock.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons in the past sixty days is set forth in Annex A hereto and is incorporated by reference herein.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The third paragraph of Item 6 of the Schedule 13D is hereby amended and restated, as follows:

The Reporting Persons may be deemed to have economic exposure to an additional 8,810,700 shares of Common Stock pursuant to certain cash-settled equity swaps between the Funds and broker-dealer counterparties. The cash-settled equity swaps shall continue until terminated as elected by the parties, and currently have an initial reference maturity date of March 6, 2023. The reference prices for such swaps range from $23.52 to $40.00. The Reporting Persons do not have voting power or dispositive power with respect to the shares of Common Stock referenced in such swaps and disclaim beneficial ownership of the shares underlying such swaps.

Item 6 of the Schedule 13D is hereby amended to add the following:

The Funds entered into a loan agreement with a non-affiliated third-party bank pursuant to which it is permitted to borrow up to $70,000,000. Shares constituting less than 20% of the Funds economic exposure to Avis have been designated as collateral.

CUSIP No. 053774105	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 26, 2019

SRS INVESTMENT MANAGEMENT, LLC

By:	/s/ David B. Zales
Name: David B. Zales
Title: General Counsel

KARTHIK R. SARMA /s/ Karthik R. Sarma

CUSIP No. 053774105	SCHEDULE 13D/A	Page 7 of 7 Pages

Annex A

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following tables set forth all transactions in the Common Stock effected by the Reporting Persons in the past sixty days. Unless otherwise noted, all such transactions were effected in the open market through a broker and all prices per share include commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/22/2019	4,189,300	35.33